Filed by Energy East Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         and deemed filed pursuant to Rule 14a-6
                                       under the Securities Exchange Act of 1934

                                        Subject Company:  RGS Energy Group, Inc.
                                                      Registration No. 333-59300




                                          June 1, 2001



To the Shareholders of Energy East Corporation:

      We have previously sent to you proxy material for the Annual Meeting of Shareholders of Energy East Corporation to be held on June 15, 2001. At the meeting, shareholders are being asked to approve the issuance of shares in connection with the RGS Energy merger; and to elect six Directors. THE ENERGY EAST BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ENERGY EAST SHAREHOLDERS VOTE FOR THE APPROVAL OF ISSUANCE OF ENERGY EAST SHARES IN CONNECTION WITH THE RGS ENERGY MERGER; AND FOR THE ELECTION OF SIX DIRECTORS.

      YOUR VOTE IS VERY IMPORTANT, regardless of the number of shares you hold. If you have not yet voted, please vote TODAY by telephone, by Internet, or by signing, dating and returning the enclosed form of proxy in the postage-paid envelope provided.

      Thank you for your continued support.


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                                 IMPORTANT NOTE:
                                 ---------------

                REMEMBER, YOU MAY VOTE BY TELEPHONE OR INTERNET--
        Simply follow the easy instructions on the enclosed voting form.

             If you have any questions, or need assistance in voting
                  your shares, please call our proxy solicitor:

                          INNISFREE M & A INCORPORATED
                           TOLL-FREE AT 1-877-750-5837
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ADDITIONAL INFORMATION AND WHERE TO FIND IT

      In connection with their proposed merger, Energy East and RGS Energy have filed a joint proxy statement/prospectus with the Securities and Exchange Commission. The joint proxy statement/prospectus was mailed to Energy East and RGS Energy shareholders beginning on April 28, 2001. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/ PROSPECTUS, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by Energy East and RGS Energy with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of Energy East's filings may be obtained by directing a request to Energy East Corporation, P.O. Box 3200, Ithaca, NY 14852-3200, Telephone: (800) 225-5643. Free copies of RGS Energy's filings may be obtained by directing a request to RGS Energy Group, Inc., 89 East Avenue, Rochester, NY 14649, Telephone: (800) 724-8833.